Pricing supplement no. 1187
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 85-II dated March 31, 2008

Registration Statement No. 333-130051
Dated April 18, 2008
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$4,920,000
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P BRIC 40 Index and Three Currencies Relative to the U.S. Dollar due April 25, 2013

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 25, 2013*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of a weighted basket consisting of the S&P BRIC 40 Index and three currencies relative to the U.S. Dollar over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on April 18, 2008 and are expected to settle on or about April 25, 2008.

Key Terms

Basket: The notes are linked to a weighted basket consisting of the S&P BRIC 40 Index ("SBR") (the "Basket Index") and the Indian Rupee, the Brazilian Real and the Russian Ruble relative to the U.S. Dollar (each a "Basket Currency" and together, the "Basket Currencies") (the Basket Index and each Basket Currency, a "Basket Component," and together, the "Basket Components").

Component Weightings: The following table sets forth the Basket Components, the weighting of each Basket Component and, for the Basket Index, the Index Starting Level and the applicable Bloomberg symbol and, for each Basket Currency, the Starting Spot Rate† and the applicable Reuters Page:

Basket Component	Index Starting Level/ Starting Spot Rate†	Bloomberg Symbol/Reuters Page	Component Weighting
S&P BRIC 40 Index	3032.00	SBR	45.00%
Indian Rupee (INR)	0.02505	RBIB	18.34%
Brazilian Real (BRL)	0.59920	BRFR	18.33%
Russian Ruble (RUB)	0.04281	RUBMCMEEMTA=	18.33%

† The Index Starting Level for the Basket Index is the closing level of the Basket Index on the pricing date. The Starting Spot Rate for each Basket Currency is equal to one divided by the amount of such Basket Currency per U.S. Dollar and was determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by (i) for INR, the arithmetic average of certain intra-day trades and (ii) for the other Basket Currencies, the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page PS-2 of this pricing supplement.

Reference Currency: The U.S. Dollar

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.

Participation Rate: 100%

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date, which was April 18, 2008.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on the Observation Date will be calculated as follows:

$$100 \times [1 + (\text{S\&P BRIC Return} * \text{S\&P BRIC Weighting}) + (\text{INR Return} * \text{INR Weighting}) + (\text{BRL Return} * \text{BRL Weighting}) + (\text{RUB Return} * \text{RUB Weighting})]$$

The S&P BRIC Return reflects the performance of the Basket Index, expressed as a percentage, from the closing level of the Basket Index on the on the pricing date to the closing level of the Basket Index on the Observation Date.

Each of the INR Return, BRL Return and RUB Return reflects the performance of the relevant Basket Currency, expressed as a percentage, from the Spot Rate of such Basket Currency in the interbank market on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Spot Rate of each Basket Currency on a given date that falls after the pricing date is equal to one divided by the applicable amount reported by Reuters Group PLC on page RBIB (for the INR Return), BRFR (for the BRL Return) and page RUBMCMEEMTA= (for the RUB Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as one divided by the amount of Basket Currency per one unit of the Reference Currency.

For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 85-II.

Observation Date: April 18, 2013*

Maturity Date: April 25, 2013*

CUSIP: 48123MF80

* Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 85-II.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-19 of the accompanying product supplement no. 85-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$46.50	$953.50
Total	$4,920,000	$228,780	$4,691,220

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $46.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $30.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-79 of the accompanying product supplement no. 85-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 18, 2008

Additional Terms Specific To the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 85-II dated March 31, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 31, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 85-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 85-II dated March 31, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000114420408018564/v108796_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the Indian Rupee, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Mumbai, India, (ii) with respect to the Brazilian Real, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Sao Paulo, Brazil and (iii) with respect to the Russian Ruble, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Moscow, Russia.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — Because the S&P BRIC 40 Index makes up 45% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the S&P BRIC 40 Index.
  The return on the notes is linked to a weighted basket consisting of the S&P BRIC 40 Index and three global currencies relative to the U.S. dollar. The S&P BRIC 40 Index consists of 40 stocks from the emerging markets of Brazil, Russia, India and China. The performance of the global currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, will enable you to participate in potential increases in the value of the Basket Currencies, relative to the U.S. Dollar, during the term of the notes. The Basket derives a portion of its value from a weighted group of currencies consisting of the Indian Rupee, Brazilian Real and the Russian Ruble.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 85-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 5.02%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity equal to $1,281.51.
  Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
April 25, 2008 through December 31, 2008……………………………	$34.39	$34.39
January 1, 2009 through December 31, 2009……………………………	$52.57	$86.96
January 1, 2010 through December 31, 2010……………………………	$55.25	$142.21
January 1, 2011 through December 31, 2011……………………………	$58.06	$200.27
January 1, 2012 through December 31, 2012……………………………	$61.01	$261.28
January 1, 2013 through April 25, 2013………………………………	$20.23	$281.51

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Index, any of the stocks composing the Basket Index, any of the Basket Currencies or any contracts related to the Basket Components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 85-II dated March 31, 2008.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **CURRENCY MARKET RISK** —The Basket Return will depend, in part, on the aggregate performance of the Indian Rupee, the Brazilian Real and the Russian Ruble relative to the U.S. Dollar and, therefore, your notes will be exposed to currency exchange rate risk with respect to India, Brazil and Russia and the United States. The value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies.

- **THE BASKET INDEX, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component securities of the Basket Index are converted into U.S. dollars for purposes of calculating the value of the S&P BRIC 40 Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Basket Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Basket Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Basket Index will be adversely affected and the payment at maturity of the notes may be reduced.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but later falls below the Starting Basket Level on the Observation Date. Because the Ending Basket Level will be calculated based on the Basket Closing Level on the Observation Date, the level of the Basket at the maturity date or at other times during the term of the notes could be higher than the Ending Basket Level. This difference could be particularly large if there is a significant decrease in the level of the Basket during the latter portion of the term of the notes or if there is significant volatility in the Basket level during the term of the notes, especially on dates near the Observation Date.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET COMPONENTS** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components individually, the securities underlying the Basket Index or contracts related to the Basket Components for which there is an active secondary market.

- **CHANGES IN THE VALUE OF THE WEIGHTED BASKET COMPONENTS MAY OFFSET EACH OTHER** —Movements in the exchange rates of the Basket Currencies may not correlate with each other or correlate with movements in the levels of the Basket Index. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. Dollar and foreign equity markets across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Indian Rupee may be moderated, or more than offset by, lesser increases or declines in the closing level of the Basket Index.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST PAYMENTS, DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI's duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this pricing supplement. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at 11:00 a.m., New York City time, on the pricing date. If the calculation agent determines that the Starting Spot Rate for one or more Basket Currencies exceeds that reflected in the publicly available information, each affected Basket Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Basket Currencies relative to the U.S. Dollar and in the Basket Index;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in each of the Basket Currencies' countries, in the United States and in each of the markets of the equity securities composing the Basket Index;
  - the dividend rate on the equity securities underlying the Basket Index;
  - the exchange rate and the volatility of the exchange rate among each of the Basket Currencies and between the U.S. dollar and each of the currencies in which equity securities composing the Basket Index are denominated;
  - suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. Dollar;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for an initial investment in $20,000 aggregate principal amount of notes (or an aggregate of twenty $1,000 principal amount notes) for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 100%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
180	80%	80%	$16,000.00	+	$20,000.00	=	$36,000.00
170	70%	70%	$14,000.00	+	$20,000.00	=	$34,000.00
160	60%	60%	$12,000.00	+	$20,000.00	=	$32,000.00
150	50%	50%	$10,000.00	+	$20,000.00	=	$30,000.00
140	40%	40%	$8,000.00	+	$20,000.00	=	$28,000.00
130	30%	30%	$6,000.00	+	$20,000.00	=	$26,000.00
120	20%	20%	$4,000.00	+	$20,000.00	=	$24,000.00
110	10%	10%	$2,000.00	+	$20,000.00	=	$22,000.00
105	5%	5%	$1,000.00	+	$20,000.00	=	$21,000.00
100	**0%**	**0%**	**$0.00**	**+**	**$20,000.00**	**=**	**$20,000.00**
90	-10%	N/A	$0.00	+	$20,000.00	=	$20,000.00
80	-20%	N/A	$0.00	+	$20,000.00	=	$20,000.00
70	-30%	N/A	$0.00	+	$20,000.00	=	$20,000.00
60	-40%	N/A	$0.00	+	$20,000.00	=	$20,000.00
50	-50%	N/A	$0.00	+	$20,000.00	=	$20,000.00
40	-60%	N/A	$0.00	+	$20,000.00	=	$20,000.00
30	-70%	N/A	$0.00	+	$20,000.00	=	$20,000.00
20	-80%	N/A	$0.00	+	$20,000.00	=	$20,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the aggregate Additional Amount is equal to $4,000 and the final payment at maturity is equal to $24,000 for the $20,000 aggregate principal amount of notes, calculated as follows:

$$20 \times [\$1,000 + (\$1,000 \times [(120-100)/100] \times 100\%)] = \$24,000$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment at maturity for the $20,000 aggregate principal amount of notes is the aggregate principal amount of $20,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the aggregate Additional Amount is equal to $2,000 and the final payment at maturity is equal to $22,000 for the $20,000 aggregate principal amount of notes, calculated as follows:

$$20 \times [\$1,000 + (\$1,000 \times [(110-100)/100] \times 100\%)] = \$22,000$$

Historical Information

The following graphs show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar, which we refer to in this pricing supplement as the exchange rate) from January 3, 2003 through April 18, 2008 and the historical weekly performance of the S&P BRIC 40 Index from February 6, 2004 through April 18, 2008. The S&P BRIC 40 Index was officially launched by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), on June 20, 2006, and S&P makes available hypothetical backtested historical data for the weekly performance of the S&P BRIC 40 Index back to February 6, 2004. The closing level of the S&P BRIC 40 Index on April 18, 2008 was 3032.00. The exchange rates of the Indian Rupee, the Brazilian Real and the Russian Ruble, at approximately 11:00 a.m., New York City time, on April 18, 2008, were 39.9235, 1.6689, and 23.3587, respectively.

The exchange rates displayed in the graphs on the following page are for illustrative purposes only and do not form part of the calculation of the Basket Return. Assuming the closing level of the Basket Index remains constant, the value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. Dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Basket Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each Basket Currency set forth in the first four graphs on the following page.

The last graph on the following page shows the weekly performance of the Basket from February 6, 2004 through April 18, 2008, assuming that the Basket Closing Level on February 6, 2004 was 100, that each Basket Component had the Component Weighting set forth on the cover of this pricing supplement on that date and that the closing spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.

The performance of the S&P BRIC 40 Index, as well as the Basket, is based on hypothetical historical analysis and does not necessarily reflect the future performance of the S&P BRIC 40 Index or the Basket. The method of calculation used for this hypothetical historical analysis is the same as the method used to determine the closing level of the S&P BRIC 40 Index on the pricing date.











The Spot Rates of the Indian Rupee, the Brazilian Real and the Russian Ruble, at approximately 11:00 a.m., New York City time, on April 18, 2008, were 0.02505, 0.59920 and 0.04281, respectively, calculated in the manner set forth under "Key Terms — Basket Closing Level" on the cover of this pricing supplement (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Component and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies or the closing level of the Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the Pricing Date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.